May 22, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:              Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Michael Volley, Staff Accountant

Stephanie L. Sullivan, Senior Technical and Policy Advisor

Re:                        Victory Capital Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 12, 2017

CIK No. 0001570827

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated May 9, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on April 12, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.                                    Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company or anyone authorized to do so on the Company’s behalf presents any written communications to potential investors in reliance

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

Prospectus Summary

Our Business

Our Franchises, page 4

2.                                    Comment: Please refer to the third paragraph under this heading. Please elaborate on your ability and responsibility to monitor your Franchises’ investment positions and how this monitoring relates to a Franchises’ investment autonomy. For example, it appears that each Franchise develops its own investment mandate—is that mandate developed through your collaboration with each respective CIO, and do you ultimately have to approve these mandates?

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Registration Statement to provide additional detail regarding Company monitoring of Franchise investment positions and how this monitoring relates to investment autonomy and the development of investment mandates.

Integrated Distribution, Marketing and Operations

Retail Sales, page 5

3.                                    Comment: Please provide examples of some of the “largest platforms in [y]our retail channel” with which you have development relationships and expand your disclosure to explain whether they represent long-standing relationships. To help provide context related to disclosure about 14 “major” U.S. intermediary platforms and 13 of the “largest” retirement platforms, please include disclosure supporting your funds being recommended and/or your products being approved by these significant market players.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 100 of the Amended Registration Statement to provide additional detail on the Company’s relationships with retail platforms and on Company products that have been recommended or approved by such platforms.

Competitive Strengths

Proven Acquirer with Compelling Proposition, page 7

4.                                   Comment: To help investors properly ascertain why “$7.5 million in one-time expenses as of December 31, 2016 to achieve [expense] synergies” in connection with your acquisition of RS Investments represents a reasonable expense, please revise to provide the criteria against which you made this assessment.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 91 of the Amended Registration Statement to state the amount of one-time expenses it has incurred in connection with its acquisition of RS Investments without qualitative assessment of such amount of expenses.

Attractive Financial Profile, page 8

5.                                    Comment: We note that your average fee rate increased by approximately 11% from 2013 as a result of your focus on products with higher fee rates. Please disclose whether this average fee rate calculation is AUM-weighted or equal-weighted. Please further disclose the degree to which any of your Franchises have decreased fee rates since 2013.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 91 of the Amended Registration Statement to clarify that the Company’s average fee rate calculation is on an AUM-weighted basis. The Company respectfully informs the Staff that the Company believes its overall AUM-weighted average fee rate is the measure that is most meaningful to investors when assessing the Company’s performance and is the method the Company uses to evaluate its performance. The Company does not evaluate fee changes on a product-by-product or Franchise-by-Franchise basis as these methods do not reflect a number of factors that can affect the Company’s performance, including, for example, mutual fund breakpoints and changes in client mix. In light of the Staff’s comment, the Company has revised the disclosure on pages 8 and 91 of the Amended Registration Statement to emphasize that the average fee increase is primarily a result of changes in asset class, product and client mix over time on a Company-wide basis.

Our Growth Strategy

Pursue Disciplined Acquisitions, page 9

6.                                    Comment: We note your disclosure that you “have a pipeline of potential acquisition candidates.” Please disclose the status of any discussions, agreements, or understandings with these candidates.

Response: The Company respectfully informs the Staff that, as part of the Company’s ongoing business strategy, the Company regularly evaluates potential acquisition candidates, including in connection with its growth strategy as described on pages 10 and 93 of the Amended Registration Statement. However, the Company respectfully advises the Staff that the Company does not currently have any agreements or understandings with respect to any potential acquisition of any particular company or business.

In light of the Staff’s comment, the Company has revised the above-referenced statement on pages 10 and 93 of the Amended Registration Statement to clarify the nature of the Company’s exploration of potential acquisition candidates.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Current Structure and Organization, page 10

7.                                    Comment: Please include another diagram outlining the share ownership and voting power of your capital stock following this offering.

Response: In response to the Staff’s comment, a separate diagram showing the share ownership and voting power of the Company’s capital stock following this offering has been added under the heading “Post-Offering Structure and Organization” on page 12 of the Amended Registration Statement.

Summary Risk Factors, page 11

8.                                    Comment: Please add a bullet point related to your substantial indebtedness or explain why you do not believe this risk to represent a significant challenge. In addition, please revise your “Our substantial indebtedness may expose us to material risks” disclosure on page 32 to state whether or not you are currently in compliance with the financial and operating covenants under your existing credit agreement.

Response:  In response to the Staff’s comment, a separate summary risk factor bullet point relating to the Company’s substantial indebtedness has been added on page 13 of the Amended Registration Statement.

Additionally, the “Our substantial indebtedness may expose us to material risks” disclosure beginning on page 34 of the Amended Registration Statement has been revised to include a statement regarding the Company’s compliance with the financial and operating covenants under its existing credit agreement.

Summary Consolidated Financial and Other Data, page 17

9.                                    Comment: Please revise note 11 on page 19 to clarify why you are adding back the annual incentive compensation paid in excess of the expected pre-incentive earnings pool percentage. Additionally, please tell us whether this adjustment consists entirely of non-cash compensation or whether a portion of this adjustment includes a cash payment.

Response: In response to the Staff’s comment, the Company has revised note 11 on page 21 and the disclosure on page 78 of the Amended Registration Statement to clarify why as a result of significant acquisitions the Company adds back annual incentive compensation paid in excess of the expected pre-bonus EBITDA pool percentage.  The Company supplementally advises the Staff that the adjustment consists entirely of cash compensation.

Capitalization, page 48

10.                            Comment: We note your capitalization table on page 49 shows the actual amount for Debt (Credit Facility) of $442,127. Please clarify how this amount was determined. For example, we note per your table of contractual obligations on page 72 that principal payments on borrowings is in the amount of $438,627 as of December 31, 2016, and your

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

consolidated balance sheet on page F-3 shows the amount of $418,528 for your long-term debt. Please advise, and consider adding a footnote describing how this amount was derived.

Response: In response to the Staff’s comment, the capitalization table on page 50 of the Amended Registration Statement has been revised to clarify that the actual amount for Debt (Credit Facility) is shown net of unamortized loan discount and debt issuance costs in the amount of $20.1 million, which is now consistent with the calculation of long-term debt on the consolidated balance sheet.  The Company has also revised the table of contractual obligations on page 81 of the Amended Registration Statement to add a footnote describing how such amount was derived.

Unaudited Pro Forma Condensed Combined Financial Information, page 52

11.                            Comment: Please revise to present historical and pro forma earnings per share data in the pro forma statement of operations.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure to present historical and pro forma earnings per share data in the pro forma statements of operations on pages 54 and 57 of the Amended Registration Statement.

12.                            Comment: Please revise to present the number of shares used to compute per share data in the pro forma statement of operations or in the notes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to present the number of shares used to compute per share data in the pro forma statements of operations on pages 54 and 57 of the Amended Registration Statement.

Supplemental Non-GAAP Financial Information, page 68

13.                            Comment: It appears that “Adjusted EBITDA” and “Adjusted Net Income” are performance and liquidity measures and appear to exclude cash charges (e.g. acquisition, restructuring and exit costs, debt issuance costs, and as applicable, compensation in excess of expected levels). Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K that prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from liquidity measures. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for additional guidance.

Response: The Company respectfully informs the Staff that Company management does not use Adjusted EBITDA or Adjusted Net Income as liquidity measures but rather as performance measures. As such, the Company has revised the disclosure on pages iii, 6, 20 and 76 of the Amended Registration Statement to read as follows:

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

“Our management uses non-GAAP performance measures to evaluate the underlying operations of our business. Due to our acquisitive nature, there are a number of acquisition- and restructuring-related expenses included in GAAP measures that we believe distort the economic value of our organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company. The non-GAAP measures we report are Adjusted EBITDA and Adjusted Net Income.”

Given that the Company does not use Adjusted EBITDA or Adjusted Net Income as liquidity measures, as clarified by the foregoing revision, the Company believes the revised disclosure is consistent with the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K on adjustments for charges that require cash settlement.

Business

Overview, page 77

14.                            Comment: Please disclose the source for the fee comparison of the funds launched in 2011 and 2016 discussed on page 78. Please also support your rankings of ETF issuers discussed on page 83 and to the extent practicable, please update this information as of a more recent date if these rankings have materially changed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Amended Registration Statement to add that a third-party business intelligence platform for the asset management industry is the source for the fee comparison.

The Company respectfully advises the Staff that the Company’s ETF rankings are based on Morningstar reports, and, while the Company’s ETF rankings have not materially changed, the Company has updated the disclosure on pages 10 and 92 of the Amended Registration Statement to provide such rankings as of March 31, 2017.

Our Franchises

Non-Franchise/Subadvisory Relationships, page 86

15.                            Comment: Please disclose the material terms of your arrangements with the non-franchise/subadvisors.

Response: In response to the Staff’s comment, the Company has provided additional disclosure regarding the material terms of its arrangements with non-franchise/subadvisors on pages 95 and 96 of the Amended Registration Statement.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Our Products and Investment Performance

Investment Performance, page 87

16.                            Comment: To help investors better assess your outperformance versus a respective benchmark, please address the following:

•          Please identify the benchmarks against which you measure each of your Franchises’ performance. If during the course of the 10-year look back you have changed or replaced a benchmark, please explain how that event would have affected specific performance.

•          Please explain whether in your internal performance tracking you have adopted both approaches (i.e., AUM-Weighted and Equal Weighted) in equal measure. If so, please explain the different between the two, capturing also the pros and cons of each approach.

•                                         It appears that your strategies’ performance by AUM over the ten-, five-, and three-year periods ending December 31, 2016 includes performance by your 11 Franchises prior to them being acquired. Please disclose if you have made any material assumptions reflected in the graphical presentation to account for these Franchises not being consolidated during that period. Please also disclose how the disclosure accounts for strategies and/or products implemented well after December 31, 2006.

Response: The Company acknowledges the Staff’s comment regarding its outperformance versus benchmarks.

•                                         The Company respectfully advises the Staff that it measures its investment performance versus benchmarks by investment strategy, not by Franchise.  In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement to identify the benchmarks against which the Company measures the investment performance of its top 10 investment strategies by AUM, which represents approximately 63% of total AUM as of March 31, 2017.

•                                         The Company respectfully informs the Staff that it has adopted both the AUM-Weighted and Equal-Weighted approaches in equal measure for its internal investment performance tracking. The Company has further revised the disclosure on page 97 of the Amended Registration Statement to disclose the pros and cons of the AUM-Weighted and Equal-Weighted approaches.

•                                         In response to the Staff’s comment, the Company has also revised the disclosure on page 99 of the Amended Registration Statement to clarify that, for any period shown, these investment performance statistics only include investment strategies and/or products that existed during that entire period (including prior to the Company’s acquisition of the strategies).

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Executive Compensation

Compensation of our Named Executive Officers

Narrative to Summary Compensation Table

Annual Bonus Plan, page 105

17.                            Comment: We note that you disclose that none of your NEOs received any annual stock bonuses in 2016. Please reconcile this disclosure with your disclosure related to Mr. Brown’s employment agreement on page 104, stating that his annual bonus is payable 50% in fully vested equity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Mr. Brown’s employment agreement on page 115 of the Amended Registration Statement to clarify that, for 2016, the Company and Mr. Brown agreed that the additional incentive award would be determined by the Compensation Committee in its sole discretion after considering market competitiveness and Company performance factors, without regard to the target or form of payment provisions set forth in the employment agreement.

18.                            Comment: Similarly, please explain the discrepancy between disclosure that Mr. Brown did not have a target bonus for 2016, with disclosure on page 104 stating that under the terms of his employment agreement, Mr. Brown is eligible for an incentive award with an annual target of $1.2 million.

Response: As discussed above, in response to Comment 17, the Company has revised the disclosure on Mr. Brown’s employment agreement on page 115 of the Amended Registration Statement to clarify that, for 2016, the Company and Mr. Brown agreed that the additional incentive award would be determined by the Compensation Committee in its sole discretion after considering market competitiveness and Company performance factors, without regard to the target or form of payment provisions set forth in the employment agreement.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

19.                            Comment: We note you disclose a $2.3 million and $1.3 million reduction to equity related to “Equity awards modified to liabilities” for the years ended December 31, 2016 and 2015. We also note a payment of $4.6 million in 2016 in your statement of cash flows related to these modifications. Please tell us the facts and circumstances related to these modifications, how you accounted for them including the impact to your balance sheet and income statement and the accounting guidance on which you relied. Please ensure your filing includes appropriate information related to these transactions to provide investors with sufficient information to understand your financial results.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Response:  The Company respectfully advises the Staff that during 2015, the Company modified certain equity awards through the exercise of an employer call right only upon termination of employment to settle these awards in cash versus stock as originally intended.  At the time of the modification, the Company recorded a reduction to equity of $1.3 million and additional compensation expense of $0.4 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value.  The resulting liability of $1.7 million was paid in 2016.  During 2016, the Company modified equity awards to provide for the settlement of these awards in cash versus stock as originally intended.  At the time of the modification, the Company recorded a reduction to equity of $2.3 million and additional compensation expense of $0.7 million, which represented the difference between the market value of the awards on the modification date in excess of the grant date fair value.  The resulting liability of $3.0 million was paid in 2016.  The Company considered the accounting guidance in ASC 718-10-25-9(b) through ASC 718-10-25-12 and ASC 718-10-25-15 in determining the appropriate classification of certain share based awards.

The Amended Registration Statement has been revised on page F-59 to provide additional detail on the modifications discussed above.

Note 2. Significant Accounting Policies

Revenue Recognition

Investment Management Fees, page F-10

20.                            Comment: We note your disclosure that performance-based investment management fees are accrued only when revenue recognition standards are met, including the amount of revenue being fixed or determinable and collectability being reasonably assured. Please clarify whether your policy requires that the performance period be complete and no longer subject to adjustment prior to recognizing any revenue.

Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page F-28 to clarify that its accounting policy requires that revenue is recognized only once the performance period is complete and is no longer subject to adjustment.

Recent Accounting Pronouncements, page F-19

21.                            Comment: We note your disclosure on page 13 that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would apply to private companies. For each recently issued accounting standard that you elect to take advantage of the extended transition period, please also revise to disclose the date that the standard is required to be adopted by a non-emerging growth company, in addition to the date you have disclosed that you will adopt the standard as an emerging growth company.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Response:  In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages F-38 and F-39 to provide additional disclosure on the date that each recently issued accounting standard for which it has elected to take advantage of the extended transition period is required to be adopted by a non-emerging growth company.

22.       Comment: We note your disclosure that ASU 2016-09 on stock compensation is effective for fiscal years beginning after December 15, 2018. However, it appears the effective date for a non-emerging growth company is for annual periods beginning after December 15, 2017. Please advise, or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-39 of the Amended Registration Statement to state that ASU 2016-09 on stock compensation is effective for fiscal years beginning after December 15, 2016 for non-emerging growth companies and for fiscal years beginning after December 15, 2017 for the Company.

Note 12. Equity Method Investment, page F-36

23.       Comment: Please tell us how you determined you had significant influence over operating and financial policies of Cerebellum and that the equity method of accounting was appropriate. Specifically tell us how you considered the put and call options in your accounting determination and provide supporting accounting guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the guidance in ASC 272-10-05-3 and ASC 323-30-35-3 and analyzed the type of entity, whether the entity was more like a limited partnership or a corporate entity, whether specific ownership accounts would be maintained for members, the size of its ownership interest and the influence exercised through board positions. The Company also considered the guidance in ASC 970-323-25-6 that requires the use of the equity method unless the investor’s interest is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.  Based on this analysis and the fact that the Company holds a 7.6% ownership interest in Cerebellum, which is more than minor, Cerebellum maintains specific ownership accounts for the investors, which makes Cerebellum more like a limited partnership and the Company’s influence through having the right to designate one of eight board positions, the Company concluded that the equity method of accounting was most appropriate in this circumstance.  The Company considered the put option and call option held by Cerebellum and the Company and concluded that, given the only impact of exercising the put or call option would be to increase the Company’s ownership interest in Cerebellum to approximately 15%, the options did not change the accounting conclusion with respect to the use of the equity method of accounting under ASC 323-30-35-3.

24.       Comment: Please revise to disclose the reasons why the equity method is appropriate for your investment in Cerebellum. Refer to ASC 323-10-50-3-a.2 for guidance.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
May 22, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-55 of the Amended Registration Statement to disclose why the equity method is appropriate for the Company’s investment in Cerebellum.

25.       Comment: To the extent your investment in Cerebellum is material, please disclose summarized financial information of Cerebellum. Refer to ASC 323-10-50-3-c for guidance.

Response: In response to the Staff’s comment, the Company respectfully submits that, based on the guidance in Rule 4-08(g) of Regulation S-X and in ASC 323-10-50-3c and the relevant facts and circumstances, the Company’s investment in Cerebellum is not material in relation to the Company’s financial position as the investment in Cerebellum represents less than 1% of the consolidated total assets of the Company.  Additionally, the Company’s share of income from Cerebellum for the year ended December 31, 2016 was de minimis compared to the Company’s results of operations for the year ended December 31, 2016.  Therefore, the Company does not believe that disclosure of summarized financial information of Cerebellum in accordance with ASC 323-10-50-3-c is required or would be meaningful to investors.

The Company has also amended the Registration Statement to update information. Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,
/s/ Danielle Scalzo

cc:                              Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.